May 11, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Tonya Aldave
John Dana Brown
Rolf Sundwall
Michelle Miller

Re:	Aurora Acquisition Corp.
Amendment No. 6 to the Registration Statement on Form S-4
Filed July 14, 2022
File No. 333-258423
Ladies and Gentlemen:
On behalf of Aurora Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated August 3, 2022 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 6 to the Registration Statement on Form S-4 filed on July 14, 2022. In connection with such responses, the Company is concurrently filing an Amendment No. 7 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.
To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.
Amendment No. 6 to the Registration Statement on Form S-4 filed July 13, 2022
General
1.Please provide us with any correspondence between each of Barclays and Bank of America and Aurora and Citigroup and Better relating to their respective resignations as financial advisors.
Response to Comment 1:
The Company respectfully advises the Staff that, in response to the Staff’s comment 1, the Company will provide on a confidential and supplemental basis correspondence between the

Company and Barclays, on the one hand, and Better and Citigroup and Bank of America, on the other hand, relating to their respective resignations as financial advisors.

2.Please provide us with letters from each of Barclays, Citigroup and Bank of America stating whether each of them agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Barclays, Citigroup and Bank of America and they either agree or do not agree with the conclusions and the risks associated with such outcome. If the firms do not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, if applicable, please indicate that the firms refused to discuss the reasons for their resignations and forfeiture of fees, if applicable, with management.
Response to Comment 2:
The Company respectfully advises the Staff that it has revised its disclosure on pages 168 and 228 of the Amended Registration Statement to reflect that each of the Company and Better have attempted to discuss the disclosure with Barclays, Citigroup and Bank of America, as applicable, and that none of Barclays, Citigroup and Bank of America have responded or commented and each of them have declined to provide such letter.

Transaction Summary, page 43
3.Please clarify whether the PIPE Investment by SoftBank is a condition to closing the Business Combination, and, if not, disclose the impact to the post-business combination company if the PIPE Investment is not consummated.
Response to Comment 3:
The Company respectfully advises the Staff that the PIPE Investment by SoftBank is not a condition to closing the Business Combination because the structure of the Business Combination was amended to eliminate the PIPE Investment, with the Minimum Cash Condition satisfied by the occurrence of each of: (1) funding of the Bridge Notes pursuant to the Pre-Closing Bridge Note Purchase Agreement, which occurred on December 2, 2021; and (2) the entry into definitive documentation for $750,000,000 of Post-Closing Convertible Notes as provided for in the SoftBank Subscription Agreement and the Sponsor Subscription Agreement, each as amended, including as may be amended (in the case of the SoftBank Subscription Agreement) or amended (in the case of the Sponsor Subscription Agreement) to permit such investor not to fund up to $100 million of such commitment (or $200 million in the aggregate) pursuant to the First Novator Letter Agreement (as amended). The Company and Better believe they have materially agreed a form of indenture for the Post-Closing Convertible Notes and will seek to enter into such indenture with SoftBank before the effectiveness of the Amended Registration Statement. The Company has revised its disclosure on pages 8 and 30 of the Amended Registration Statement to reflect such adjustments to the structure of the Business Combination.

Risk Factors, page 81
4.Refer to your response to comment 7. Please update your risk factor disclosure to reflect recent negative trends impacting your business, including by way of example the caption of the risk factor on page 89 "[w]e may not be able to continue to grow our loan production business" and the risk factor on page 91 captioned "[o]ur recent growth has already dramatically slowed and we may not be able to grow our revenues in the future.”
Response to Comment 4:
The Company respectfully advises the Staff that it has revised its disclosure throughout the Amended Registration Statement, including its risk factor disclosure on pages 89, 90, 92 and 93 of the Amended Registration Statement, to discuss recent negative trends impacting Better’s business.
Risk Factors
We identified a material weakness in our internal control over financial reporting, page 104
5.Refer to your response to comment 12. Please address the following:
•Specify the COSO framework utilized; and
•Enhance your disclosure to explain in more detail the nature of the deficiencies of Better’s workplace culture and organizational structure that prevented it from demonstrating a commitment to integrity and ethical values, and for management to establish structures, reporting lines, and appropriate authorities and responsibilities that resulted in ineffective control over financial reporting. We note the material weaknesses you cite are internal control components and principles of the COSO 2013 Framework.
Response to Comment 5:
The Company respectfully advises the Staff that certain actions taken by the Better Founder and CEO failed to set a tone at the top that supported a strong culture of internal controls, there were enhancements that are needed to the channels through which ethics and compliance concerns could be reported, and, at the time this material weakness was initially identified, the organizational structure lacked specific leadership positions to support the achievement of objectives including an experienced president and a chairman of Better’s board of directors. Accordingly, Better’s management concluded that Better had not maintained an effective control environment, based on the criteria established by the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which requires Better to demonstrate a commitment to integrity and ethical values, and for management to establish structures, reporting lines, and appropriate authorities and responsibilities. The Company has revised the disclosure on pages 106 and 107 of the Amended Registration Statement to include this information.
Risks Related to Our Warehouse Lines of Credit

Our business relies on our warehouse lines, page 135
6.Please place this risk factor in context by disclosing that Barclays has paused the $500 million warehouse lending line and other services to Better and describe the specific risks because Barclays is re-evaluating its relationship with Better. Please similarly revise other risk factors where you reference "a financial counter-party's decision to pause" the relationship.
Response to Comment 6:
The Company respectfully advises the Staff that it has revised its disclosure on pages 138 and 218 of the Amended Registration Statement to reflect that Barclays ultimately wound down the $500 million warehouse line and other services to Better as a result of their re-evaluation of the relationship, and to describe the risks associated with these developments. Better believes that, notwithstanding the winding down of this warehouse line, its current warehouse facility capacity is adequate for its current levels of Funded Loan Volume.

Risks Related to the Business Combination and Aurora
Each of Barclays and Citigroup has resigned from its financial advisory role, page 167
7.Please remove the statement that Barclay's and Citigroup's "resignation reflects a broader trend at similar companies." This disclosure is not appropriate given each has disclaimed responsibility for the proxy statement/prospectus disclosure and is inconsistent with your statement in the first paragraph that you will not speculate as to the financial advisors' reasons for resigning from their respective engagements.
Response to Comment 7:
The Company respectfully advises the Staff that it has revised its disclosure throughout the Amended Registration Statement to remove the statement that Barclay’s and Citigroup’s “resignation reflects a broader trend at similar companies.”
8.Please clarify whether any or all of Barclays, Citibank, and Bank of America were involved in the preparation of disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by Better's management and reviewed by the board of directors of Aurora or the projected financial information of Better. In this regard it appears from this risk factor that each Barclays, Citibank, and Bank of America were involved in preparing this disclosure. Revise here and on page 224 to describe in detail the respective roles of each Barclays, Citibank, and Bank of America in connection with the preparation of the registration statement and the valuation of Better. Please also disclose the rationale for continuing to rely on information disclaimed by the professional organizations associated with or responsible for that information.

Response to Comment 8:
The Company respectfully advises the Staff that it has revised its disclosure on pages 167, 168 and 169 of the Amended Registration Statement to describe the respective roles of each Barclays, Citibank, and Bank of America in connection with the preparation of the Registration Statement and the valuation of Better. Although the advice rendered and materials provided by Barclays and Citigroup have not been formally withdrawn, Better and Aurora no longer rely upon such advice or materials, and the Company respectfully advises the Staff that it has revised its disclosure on pages 167, 168 and 169 of the Amended Registration Statement, which also expressly notes that investors should not place any reliance upon the fact that any of Barclays, Bank of America or Citigroup previously were involved with the Business Combination.

9.Please disclose here and on page 224 whether Barclays, Citigroup, or Bank of America assisted in the preparation or review of any materials reviewed by the Aurora board of directors or management or as part of their services to Better, as the case may be, and whether Barclays, Citigroup, or Bank of America have withdrawn their association with those materials and notified Aurora or Better, respectively, of that disassociation. For context, disclose that there are similar circumstances in which the financial institutions are named and that the resignations indicate those parties are not willing to have the liability associated with such work in this transaction.
Response to Comment 9:
The Company respectfully advises the Staff that it has revised its disclosure on pages 167, 227 and 228 of the Amended Registration Statement to describe the respective roles of each Barclays, Citibank, and Bank of America in advising Aurora and Better. As now disclosed in the Amended Registration Statement, the advice rendered and materials provided by Barclays and Citigroup have not been formally withdrawn, but neither Better nor Aurora continue to rely upon such advice or materials.
10.Please provide us with the engagement letters between Aurora and Barclays and Better and Citigroup. Please disclose any other ongoing obligation of Aurora or Better under the respective engagement letters that will survive the termination of the engagement. In this regard we note your disclosure on page 167 that the indemnity and contribution obligations will continue.
Response to Comment 10:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will provide, on a confidential and supplemental basis, the engagement letters between the Company and Barclays and Better and Citigroup. The Company respectfully advises the Staff that it has revised its disclosure on pages 168 and 228 of the Amended Registration Statement to reflect that the indemnity and contribution obligations survive the termination of these engagement letters.

11.Please discuss the potential impact on the transaction related to the resignation of Barclays and Citigroup. We note that Barclays has advised on the business combination transaction, served as financial advisor to Aurora's board of directors and PIPE placement agent, as well as provided general advisory services in the context of proposed targets of Aurora, including by not limited to valuation advice. We also note that the primary services rendered by Citigroup in connection with the business combination included financial advice to Better’s board of directors, review of investor materials, and assistance in preparation of the dilution analysis. If Barclays, Citigroup, or Bank of America would have played a role in the closing, please revise to identify the party who will be filling those roles.
Response to Comment 11:
The Company respectfully advises the Staff that it has revised its disclosure on pages 168 and 228 of the Amended Registration Statement to explain that Aurora and Better do not believe that these resignations will significantly impact or delay their ability to complete the Business Combination. The services provided by each of Barclays and Citigroup had substantially concluded by the point at which they resigned. Nonetheless, it is possible that the resignations of Barclays or Citigroup may adversely affect market perception of the Business Combination generally, which could negatively impact the price of Better Home & Finance common stock after completion of the Business Combination. Neither Aurora nor Better expects to hire any other financial advisors in connection with the closing of the Business Combination.

12.Please disclose whether the PIPE investors have been notified of the Barclays resignation and whether any of the PIPE investors have withdrawn from the deal based on these resignations. Also disclose whether any other bank will be paid the portion of the fees owed to Barclays in connection with PIPE placement agent services.
Response to Comment 12:
The Company respectfully advises the Staff that the PIPE Investment was fully subscribed by SoftBank at signing of the Business Combination, which was not placed through Barclays, and that no other investors have committed to fund the PIPE Investment. Accordingly, there are no PIPE investors to be informed of Barclays’ resignation or fees to be paid in respect of Barclays’ role as placement agent. Furthermore, the structure of the Business Combination was subsequently amended such that the commitment to purchase Post-Closing Convertible Notes will satisfy in part the Minimum Cash Condition. The Company has revised the disclosure on pages 168 of the Amended Registration Statement to clarify this information.

Better Overview, page 325
13.You disclose that Tinman allows you to change the cost structure of the legacy homeownership process, shifting the model from one built around expensive commissioned intermediaries, that you have been able to re-architect the problematic aspects of traditional industry processes and deliver value through lower cost relative to industry averages. You also disclose that you remain focused on enhancing your automated systems, including Tinman, your automated decision-making engine, in a manner that will improve efficiency and reduce labor hours devoted to loan production but that there remain numerous parts of your loan production process that require human labor. Please expand your disclosures to address the following:
•Specify the problematic aspects of traditional industry processes that you have been able to re-architect and eliminate or reduce the cost that you would otherwise incur in a legacy homeownership process; and
•Specify the parts of your loan production process that still require human labor and how these parts correlate to your mortgage platform expenses.
Response to Comment 13:
The Company respectfully advises the Staff that it has revised its disclosure on pages 324 and 325 of the Amended Registration Statement to explain that, although automation is an important part of Tinman, and Better believes it reflects an advantage over the legacy home ownership process, numerous parts of Better’s loan production process still require human labor, including its sales team interfacing with borrowers who have questions, the manual gathering and verification of data on more complex loan files, and the human review of loans by licensed underwriters and quality control team members to minimize potential loan file errors.

14.You disclose on page 326 that in the quarter ended March 31, 2021, mortgage platform revenue made up 95.3% of your total net revenues, that you generated mortgage revenue through Gain on Sale from loans, that the lower rates you provided to your customers resulted in a lower Gain on Sale Margin but that you sought to offset lower Gain on Sale Margin through a lower origination cost structure enabled by your technology and operating efficiency, as well as to generate revenue on non-mortgage products offered to your customers and that you demonstrated 492.0% year-over-year growth in total nonmortgage revenue for the quarter ended March 31, 2022. Please revise your discussion in order to present a balanced discussion as follows:
•Discuss results in chronological order from latest to oldest beginning with the latest financial information included in the registration statement;
•Disclose both dollar amounts and related percentages of mortgage platform revenue and non-mortgage revenue; and
•Consider presenting quantitative results in a table format and address period-over-period changes in trends to support your discussion on the relationship between rates offered by you and the value proposition to customers, including non-mortgage products.
Response to Comment 14:
The Company respectfully advises the Staff that it has revised its disclosure on pages 325 and 326 of the Amended Registration Statement to discuss results in chronological order and to include discussion of both dollar amounts and related percentages of mortgage platform revenue and non-mortgage revenue. The Company has revised its disclosure on page 326 of the Amended

Registration Statement to present quantitative results in a tabular format and to address period-over-period changes in trends.

15.Your disclosures of the Better Net Income (Loss) Margin and Better Adjusted Net Income (Loss) Margin in the table on page 326 appear to be non-GAAP financial measures. Please identify these as non-GAAP financial measures, and include the appropriate disclosure and reconciliations in your disclosure of non-GAAP financial measures beginning on page 381. Refer to Item 10(e)(2) of Regulation S-K and Regulation G.
Response to Comment 15:
The Company respectfully advises the Staff that it has removed references to Better’s Better Net Income (Loss) Margin and Adjusted Net Income (Loss) Margin from the Amended Registration Statement.

16.Please update your business model revenue growth and growth discussions on page 328 to reflect the latest financial information included in the registration statement and discuss results in chronological order from latest to oldest to present a balanced discussion.
Response to Comment 16:
The Company respectfully advises the Staff that it has revised its disclosure on pages 325 and 327 of the Amended Registration Statement to reflect the latest financial information and to discuss results in chronological order.

Better Cash Offer Program, page 330
17.Please enhance your discussion here and on page 366 to provide greater detail of the structure of the cash offer program, including how you would expect to earn a profit, as well as the following:
•Disclose how you fund homes purchased by you under the cash offer program and if the subsequent purchase by the borrower of the home from you occurs through your home finance products process and if different, how so, including impact to liquidity and capital resources; and
•Disclose the nature of expense incurred by you to offer this product.
Response to Comment 17:
The Company respectfully advises the Staff that it has revised its disclosure on page 330 and throughout the Amended Registration Statement to reflect that information and to give additional detail on the nature of expenses incurred by Better in offering the Better Cash Offer, as well as the impact of capital liquidity and resources due to funding from balance sheet cash. The Company respectfully advises the Staff that the demand for the Better Cash Offer program is dependent on home buying environments and has correspondingly declined in the current market. Although Better believes the Better Cash Offer product will enhance its competitiveness in a suitable market, Better has de-prioritized this product offering since the first half of 2022 given the current market environment.
Information About Better
Lower Labor Cost, page 339
18.Please clarify and address the following related to the decrease in total mortgage platform revenue for the three months ended March 31, 2022:
•The decrease in total mortgage platform revenue is attributable to net loss on sale of loans of $19.6 million for the three months ended March 31, 2022 compared to a net gain on sale of loans of $279.5 million as a result of a 50.5% decrease in total funded loans offset by an 11.7% increase in the fair value of IRLCs and forward sales commitments;
•The 50.5% decrease in total funded loans was driven by a reduction in Funded Loan Volume, Refinance Loan Volume, D2C Loan Volume offset by an increase in Purchase Loan Volume and B2B Loan Volume; and
•Present the table disclosed on page 326 that shows for each specified period, average MBA 30-year fixed rate, Better’s average 30-year fixed rate, Better’s Gain on Sale Margin and explain why you recognized a net loss on sale of loans despite a gain on sale margin, and the factors contributing to the net loss on sale of loans for the period ended March 31, 2022.
Response to Comment 18:
The Company respectfully advises the Staff that it has incorporated this comment into its presentation of financial results for the year ended December 31, 2022 in the Amended Registration Statement, which continues to reflect a challenging interest rate and home ownership market environment, and added the requested table on page 325 of the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business, page 354
19.Please update your disclosures and related discussions throughout the registration statement and Management’s Discussion and Analysis to present in chronological order from latest to oldest, beginning with the latest financial information included in the registration statement to present a balanced discussion.
Response to Comment 19:
The Company respectfully advises the Staff that it has revised its disclosure throughout the Amended Registration Statement to present the latest financial information in chronological order.

Home Finance Mortgage Platform Revenue Model, page 357
20.Please enhance your Home Finance Mortgage Platform Revenue Model discussion as follows:
•Present the table of components of mortgage platform revenue, net on page 372 as part of this discussion since Integrated relationships and IRLC and forward sales commitments are integral to mortgage platform revenue; and
•Expand to specifically address the impact of the change in trends to a net loss on sale of loans and that total mortgage platform revenue, net for the three months ended March 31, 2022 is attributable to changes in fair value of the IRLCs and forward sales commitments.
Refer to Item 303(b)(2)(ii) of Regulation S-K.
Response to Comment 20:
The Company respectfully advises the Staff that it has revised its disclosure on page 351 of the Amended Registration Statement to present the requested table and to further describe that in Better’s total mortgage platform revenue, net for the year ended December 31, 2022, net losses on sale of loans and loss on integrated relationships were offset by gains from changes in fair value of IRLCs and forward sale commitments.

Results of Operations
Key Business Metrics, page 363
21.You disclose that as part of your business model the low rates you provide to your customers result in a lower Gain on Sale Margin through a lower origination cost structure enabled by your technology and operating efficiency, as well as generate revenue on nonmortgage products offered to your customers and that you have demonstrated 492.0% year-over-year growth in your total non-mortgage revenue, which was $125.5 million in the quarter ended March 31, 2022, as a result of the growth of your Cash Offer program. Please disclose both the dollar volume and number of total homes purchased and total loans sold or leased as part of your Cash Offer program consistent with your Home Finance and Better Plus portfolios as part of your Key Business Metrics disclosures.
Response to Comment 21:
The Company respectfully advises the Staff that the demand for the Better Cash Offer program is dependent on home buying environments and has correspondingly declined in the current market. Although Better believes the Better Cash Offer product will enhance its competitiveness in a suitable market, Better has de-prioritized this product offering since the first half of 2022 given the current market environment. Accordingly, Better does not expect to disclose the dollar volume and number of total homes purchased and total loans sold or leased as part of the Better Cash Offer product as a regular component of its Key Business Metrics, but has revised its disclosure on page 358 of the Amended Registration Statement to provide the information requested by the Staff.

Mortgage Platform Revenue, Net, page 373
22.Please clarify and address the following related to the decrease in total mortgage platform revenue for the three months ended March 31, 2022:
•The decrease in total mortgage platform revenue is attributable to net loss on sale of loans of $19.6 million for the three months ended March 31, 2022 compared to a net gain on sale of loans of $279.5 million as a result of a 50.5% decrease in total funded loans offset by an 11.7% increase in the fair value of IRLCs and forward sales commitments;
•The 50.5% decrease in total funded loans was driven by a reduction in Funded Loan Volume, Refinance Loan Volume, D2C Loan Volume offset by an increase in Purchase Loan Volume and B2B Loan Volume; and
•Present the table disclosed on page 326 that shows for each specified period, average MBA 30-year fixed rate, Better’s average 30-year fixed rate, Better’s Gain on Sale Margin and explain why you recognized a net loss on sale of loans despite a gain on sale margin.
Refer to Item 303(b)(2)(ii) of Regulation S-K.
Response to Comment 22:
The Company respectfully advises the Staff that it has revised its disclosure on pages 363-364 of the Amended Registration Statement to further describe the decrease in Better’s total mortgage platform revenue for the disclosed periods and to add the requested table.

Operating Expenses, page 374
23.Refer to your response to comment 27. We also note that you attribute the $27.2 million or 17% increase in mortgage platform expense to $185.8 million for the quarter ended March 31, 2022 from $158.5 million for the quarter ended March 31, 2021 to the increase in purchase volumes and your operational restructuring. Please enhance your disclosures to clarify the following:
•Total loans funded during the quarter ended March 31, 2022 declined 50.5% to $20.9 million for the period ending March 31, 2022 from $42.3 million for the period ended March 31, 2021 offset by the increase in purchase loan volume to $2.7 million for the period ending March 31, 2022 from $1.4 million for the period ended March 31, 2021; and

•More fully explain the increase in mortgage platform expense despite the significant decrease in total loans funded and disclose the amount of the $37.7 million in restructuring costs attributable to mortgage platform expense.
Refer to Item 303(b)(2)(ii) of Regulation S-K.
Response to Comment 23:
The Company respectfully advises the Staff that Better’s results for the quarter ended March 31, 2022 reflected declines in Funded Loan Volume and revenue that outpaced Better’s ability to reduce expenses given the rapid increase in interest rates. The Company respectfully advises the Staff that the Amended Registration Statement includes Better’s results of operations for the year ended December 31, 2022, which show a decline in mortgage platform expense primarily driven by reductions in Funded Loan Volume as well as reductions in headcount related expenses as described on page 365 of the Amended Registration Statement.

Non-GAAP Financial Measures, page 381
24.You disclose in footnote 7 to your reconciliations of Adjusted Net Income (Loss) and Adjusted EBITDA that Other non-recurring expenses includes an adjustment of $37.7 million and $16.0 million for employee related severance costs in the periods ended March 31, 2022 and December 31, 2021. Please quantify for us the amount recognized by line item in your Consolidated Statements of Operations and Comprehensive Income (Loss).
Response to Comment 24:
The Company respectfully advises the Staff that it has revised its disclosure on page 369 of the Amended Registration Statement to quantify the amounts recognized for restructuring, impairment, and other expenses by line item.

Quantitative and Qualitative Disclosures about Market Risk, page 391
25.Refer to your response to comment 27 and the hypothetical impact of increases and decreases in interest rates by 25 and 50 basis points. Please revise to present hypothetical changes in market rates that are expected to reflect reasonable possible near-term change. Refer to Regulation S-K, Item 305(a)(1)(ii) and related instructions.
Response to Comment 25:
The Company respectfully advises the Staff that it has revised its disclosure on page 377 of the Amended Registration Statement to present hypothetical changes in market rates that are expected to reflect reasonable possible near-term change, including hypothetical increases of 25, 50 and 100 basis points, which show a realistic representation of potential short-term changes in interest rates given Better’s average holding period of loans from funding to sale was approximately 18 days in 2022.

26.You disclose that you do not believe you have material exposure to foreign currency exchange risk. Considering approximately half of your team members are located in India and the United Kingdom, please enhance your disclosure to clarify your foreign exposure related to these activities.
Response to Comment 26:
The Company respectfully advises the Staff that Better does not believe that it currently has a material exposure to foreign currency exchange risk given that the majority of its revenue and costs are generated in the United States. The Company has revised the disclosure on page 378 of the Amended Registration Statement to clarify Better’s foreign exposure related to Better’s headcount in India and the United Kingdom and anticipated increase in this exposure following Better’s recent acquisitions of entities in the United Kingdom.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0438 of Ropes & Gray LLP.

Very truly yours,
/s/ Daniel Forman
Daniel Forman

cc:	Arnaud Massenet, Aurora Acquisition Corp.
Carl P. Marcellino, Ropes & Gray LLP